                          Filed by DTE Energy Company
                    Subject Company - MCN Energy Group Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                          Commission File No 001-10070



                                   DTE ENERGY
                                        &
                                MCN Energy Group

                            Merger Financial Review

                                                                   March 7, 2001

DISCLOSURE PAGE
================================================================================

DTE will be filing a post-effective amendment to its registration statement filed on Form S-4, which was filed with the SEC on November 12, 1999 and contains a proxy statement/prospectus for DTE and MCN, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the post effective amendment containing the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to receive the post effective amendment containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from DTE Investor Relations at 2000 2nd Avenue, Detroit, Michigan 48226-1279 or from MCN Investor Relations at 500 Griswold Street, Detroit, Michigan 48226. Information concerning the identity of the participants in the solicitation of proxies by the MCN board of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of MCN at the address listed above. This presentation will be filed with the SEC on March 7, 2001.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the company's current estimates. Actual results may differ materially.

                                                                               2


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WELCOME AND INTRODUCTIONS
================================================================================

DTE ENERGY

  - Dave Meador                 Senior Vice President - Finance

  - Dan Brudzynski              Vice President & Controller

  - Nick Khouri                 Vice President & Treasurer

  - Lisa Muschong               Director - Investor Relations


MCN ENERGY GROUP


  - Lee Dow                     Chief Financial Officer

  - Stewart Lawrence            Director - Investor Relations


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






AGENDA
================================================================================

- DTE Energy Investment Profile

- Securitization

- Merger Update

- 2001 and 2002 Earnings Guidance

- Non-Regulated Growth and Tax Credits

- Summary and Questions/Answers

NEW DTE ENERGY - ATTRACTIVE INVESTMENT PROFILE
================================================================================

- Continued EPS Growth

- Non Regulated Earnings Growth

- Regulatory Certainty

- Merger Certainty and Improved Economics

- Continued Technology Investments

EARNINGS PER SHARE GROWTH
================================================================================

[BAR GRAPH]


6% CAGR

            1997         1998         1999          2000
            ----         ----         ----          ----
           $2.88         $3.05        $3.33         $3.39

MERGER COSTS(*)
NON-UTILITY
UTILITY

           (*) ONE-TIME MERGER COSTS OF $0.12 / SHARE

SECURITIZATION
================================================================================

- DTE Energy is issuing Securitization Bonds to fully, and immediately, recover 100% of stranded costs.

- On Friday, March 2, Detroit Edison priced $1.75 billion of securitization bonds with an average interest rate of 6.1%. Settlement date is set for March 9, 2001.

- Between the passage of legislation and the issuing of bonds, DTE Energy achieved the shortest time interval of any utility nationwide.

- Securitization proceeds will be used to strengthen DTE Energy's balance sheet and increase shareholder value. Proceeds will be used to retire existing debt ($1.3 billion) and repurchase outstanding shares ($0.4 billion).

MERGER CLOSING - ILLUSTRATIVE
================================================================================

  Revised S-4

       Revised U1-A/SEC

                MCN Proxy

    FTC

                   Integration/Synergies

                                                          Close

--------------------------------------------------------------------------------
 MARCH         APRIL          MAY           JUNE          JULY          AUGUST

 2001 EARNINGS GUIDANCE
================================================================================


  (ASSUMES JULY CLOSE)

DTE ENERGY ADJUSTED 2000 FOR MERGER COSTS                      $3.39

         Base Business                                          0.06
         New Growth (Excluding Synfuels)                        0.15
                                                         -----------
STAND ALONE DTE ENERGY 2001                                    $3.60

         Share Dilution                                        (0.35)
         Interest                                              (0.20)   1/2 YEAR
         Incremental Earnings (Including Synfuels)         0.15-0.25      IMPACT
         Cost Synergies                                         0.20
                                                         -----------
COMBINED 2001                                            $3.40-$3.50

         Merger Costs                                          (0.60)
                                                         -----------
REPORTED 2001                                            $2.80-$2.90

         Goodwill Amortization                                  0.10
                                                         -----------
2001 EXCLUDING GOODWILL                                  $2.90-$3.00


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2002 EARNINGS GUIDANCE
================================================================================




 STAND ALONE DTE ENERGY 2001                                $      3.60

           Base DTE Growth                                    0.20-0.30
                                                            -----------
 STAND ALONE DTE ENERGY 2002                                $3.80-$3.90

           Share Dilution                                         (0.70)
           Interest                                               (0.40)
           Incremental Earnings (Including Synfuels)               0.80
           Cost Synergies                                          0.40
                                                            -----------
 COMBINED 2002                                              $3.90-$4.00

           Goodwill Amortization                                   0.20
                                                            -----------
 2002 EXCLUDING GOODWILL                                    $4.10-$4.20


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EARNINGS SUMMARY
================================================================================

[BAR GRAPH]


2000
----

ADJUSTED FOR MERGER COSTS        $3.39
REPORTED                         $3.27


2001 EST.
---------

DTE STAND ALONE                  $3.60
REPORTED                   $2.90-$3.00


2002 COMBINED EST.
------------------

                           $4.10-$4.20


                                                           GOODWILL AMORTIZATION


2002 DISTRIBUTION OF EARNINGS
================================================================================

                                  [PIE CHART]

1998
----
NON-UTILITY          7%
DETROIT EDISON      93%

$3.05/SHARE

2002
----
NON-UTILITY         25%
MICHCON             16%
DETROIT EDISON      59%


 $4.10-$4.20/SHARE


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TAX CREDIT OVERVIEW - ILLUSTRATIVE
================================================================================

                                  {BAR GRAPH]


                       2000      2001     2002     2003     2004     2005     2006     2007     2008
                       ----      ----     ----     ----     ----     ----     ----     ----     ----
SYNFUEL                          (*)      (*)
COKE BATTERY                     (*)      (*)
BIOMASS
LIMIT ON CREDIT USE


(*)  MONETIZATION

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SUSTAINED NON-REGULATED GROWTH
================================================================================

                                  [BAR GRAPH]

                                        1997     1998     1999     2000    2001E
                                        ----     ----     ----     ----    -----
NET INCOME BEFORE MCN (MILLIONS)        $14      $42      $69      $100    $125




-  Continued Growth in Energy Services, Energy Trading and Coal Services.

- Non Regulated Merchant Operations enhanced through joint venture and GE turbine order.

-  Investments In DTE Technology's D.G. business continues

-  2005 Earnings Goal = $300 million




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




Summary
================================================================================

- DTE is an attractive investment

- We have regulatory and merger certainty

- Non-Regulated Earnings Growth Continues

- 2-Day Analyst Meeting Late Spring

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